UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

 GSK plc

Results of 24th Annual General Meeting

GSK plc ('GSK') held a hybrid Annual General Meeting ('AGM') at 2.30pm on Wednesday 8 May 2024 at the Royal Lancaster London, Lancaster Terrace, London, W2 2TY. Shareholders were able to join the meeting in person or virtually via the Lumi AGM website.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

The table below shows the results of the poll on all 23 resolutions. The full text of the resolutions is contained in the Notice of AGM published on 25 March 2024, which is available on GSK's website at www.gsk.com.

Resolution		Total votes for(1)(2)%		Total votes against(2)%		Total votes cast	Votes withheld(3)
1	Receive and adopt the 2023 Annual Report	3,026,657,634	99.93	1,985,899	0.07	3,028,643,533	11,560,313
2	Approve the Annual report on remuneration	2,782,337,600	92.70	219,140,461	7.30	3,001,478,061	38,693,019
3	Election of Wendy Becker	2,908,153,080	95.87	125,392,399	4.13	3,033,545,479	6,609,293
4	Election od Dr Jeannie Lee	3,029,569,885	99.87	4,058,143	0.13	3,033,628,028	6,567,803
5	Re-election of Sir Jonathan Symonds	3,018,694,064	99.51	14,982,162	0.49	3,033,676,226	6,516,614
6	Re-election of Dame Emma Walmsley	3,028,232,685	99.81	5,822,706	0.19	3,034,055,391	6,142,099
7	Re-election of Julie Brown	3,024,167,039	99.68	9,628,961	0.32	3,033,796,000	6,386,918
8	Re-election of Elizabeth McKee Anderson	2,960,185,482	97.57	73,605,787	2.43	3,033,791,269	6,404,117
9	Re-election of Charles Bancroft	3,019,529,985	99.54	13,986,857	0.46	3,033,516,842	6,668,927
10	Re-election of Dr Hal Barron	3,022,032,114	99.61	11,790,927	0.39	3,033,823,041	6,360,307
11	Re-election of Dr Anne Beal	3,021,808,961	99.60	12,038,342	0.40	3,033,847,303	6,336,638
12	Re-election of Dr Harry C Dietz	3,029,031,724	99.85	4,650,326	0.15	3,033,682,050	6,508,974
13	Re-election of Dr Jesse Goodman	3,028,663,561	99.84	4,930,361	0.16	3,033,593,922	6,598,956
14	Re-election of Dr Vishal Sikka	2,868,354,507	94.57	164,801,089	5.43	3,033,155,596	7,017,053
15	Re-appointment of the auditor	3,014,623,759	99.95	1,608,077	0.05	3,016,231,836	23,950,717
16	Remuneration of the auditor	3,031,902,105	99.92	2,552,472	0.08	3,034,454,577	5,710,703
17	Authority for the company to make donations to political organisations and incur political expenditure	2,932,886,023	98.76	36,920,830	1.24	2,969,806,853	70,418,813
18	Authority to allot shares	2,902,088,897	95.68	130,945,918	4.32	3,033,034,815	7,163,455
19	Disapplication of pre-emption rights - general power(4)	2,961,493,840	97.71	69,555,193	2.29	3,031,049,033	9,105,429
20	Disapplication of pre-emption rights - in connection with an acquisition or specified capital investment(4)	2,937,510,909	96.91	93,802,022	3.09	3,031,312,931	8,843,231
21	Authority for the company to purchase its own shares(4)	3,007,905,874	99.25	22,735,155	0.75	3,030,641,029	9,526,430
22	Exemption from statement of senior statutory auditor's name	2,960,435,195	99.72	8,381,561	0.28	2,968,816,756	71,372,939
23	Authority for reduced notice of a general meeting other than an AGM(4)	2,795,236,350	93.79	185,233,215	6.21	2,980,469,565	59,729,307

Notes:

(1)
The "for" votes include those giving the Chair discretion.
(2)
Votes "for" and "against" are expressed as a percentage of the total votes cast.
(3)
A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.
(4)
Indicates Special Resolutions requiring a 75% majority of votes cast.

The Company's issued share capital as at 3 May 2024 consisted of 4,144,937,355 shares of 31 ¼ pence each ('Ordinary Shares') excluding Ordinary Shares held in Treasury. Every shareholder has one vote for every Ordinary Share held.

The above poll results will shortly be available on the company's website at www.gsk.com.

In accordance with Listing Rule 9.6.2 of the Financial Conduct Authority's (FCA) Listing Rules, a copy of the resolutions, other than those concerning ordinary business, will be submitted to the FCA and will in due course be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

V A Whyte
Company Secretary
8 May 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 8, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc